UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of: February 2011

Commission File Number: 001-08139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       ☐                                           No                ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On February 4, 2011, Zarlink Semiconductor Inc. issued its financial statements and notes thereto for the three and nine month periods ended December 24, 2010, as well as the related Management’s Discussion and Analysis and CEO/CFO Certifications of Interim Filings filed on Form 52-109F2. This information is being furnished as Exhibits 99.1 through 99.3 to this report and incorporated herein by reference.

Exhibit No.	Description

99.1	Consolidated Financial Statements for the three and nine month periods ended December 24, 2010 and December 25, 2009, and the notes thereto.
99.2
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine month periods ended December 24, 2010, compared to the three and nine month periods ended December 25, 2009.

99.3	CEO/CFO Certifications of Interim Filings filed on Form 52-109F2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: February 4, 2011                                                                       By: /s/ Andre Levasseur
      Andre Levasseur
      Senior Vice President of Finance and
      Chief Financial Officer